Exhibit 4.15

PERSONAL
Baroness Jay

22 November 2007

Dear Margaret,

     On 5 November 2007 the Board of BT Group plc confirmed that, following your retirement as a director on 14 January 2008, you should continue as an external member of the Community Support Committee. This letter sets out the terms of your appointment.

Appointment

      Your appointment is for an initial period of three years commencing 14 January 2008. During that period either you or the Board can give the other at least three months written notice to terminate the appointment at any time.

Time commitment

      As you know, it is difficult to be precise about the amount of time you need to set aside for the Committee's work. It meets three times a year. Meetings do not normally last more than two hours. In addition to the time needed to attend these meetings you will also need to allow an appropriate amount of time to prepare before each Committee meeting. You will also be asked to attend functions/events and to visit community projects in action on behalf of the Committee. We estimate you should allow a minimum of three days each year for these activities.

Larry Stone
Company Secretary
BT Group

BT Centre	tel	+44 (0)20 7356 5237	BT Group plc
81 Newgate Street	fax	+44 (0)20 7356 6135	Registered Office:
London EC1A 7AJ	mob	+44 (0)7740 136290	81 Newgate Street, London EC1A 7AJ
United Kingdom	email	larry.stone@bt.com	Registered in England and Wales no. 4190816

www.bt.com

Fees and expenses

     You will receive fees for your services as an external member of the Community Support Committee of £6,500 a year.

      The Company will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Committee's business.

Conflicts of interest

      It is accepted and acknowledged that you have business interests other than those of BT. Should you become aware of any conflict of interest during your period of appointment, you must disclose this to the Secretary as soon as it becomes apparent.

Confidentiality

      Some of the information sent to you in connection with the work of the Committee will need to be treated as commercially confidential. We will advise you when this is the case. In these circumstances you are to keep that information and any related material secure and you undertake that you will neither release it to third parties without prior clearance from the Secretary nor allow it to be in any other way divulged to or seen by any other person.

Insurance

      If, at any time, legal proceedings are taken against you as an officer of BT Group plc you will, to the extent it is provided, be covered by BT's directors' and officers' liability insurance.

Termination

      Upon termination of your appointment, you will at the Company's request promptly resign in writing as an external member of the Community Support Committee. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.

Acceptance

      Please confirm acceptance of these terms by signing and returning to me the attached copy of this letter.

Yours sincerely

/s/ Larry Stone
L W STONE

To:	Larry Stone
Company Secretary

I confirm acceptance of the continuation of my appointment to the BT Group plc Community Support Committee on the above terms.

/s/ Margaret Jay		November 27 2007
Margaret Jay		Date